OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Wireless 1 Apps Inc.

3215 Stellhorn Rd
Fort Wayne, IN 46815

www.wireless1apps.com



1000000 shares of Class A Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Offering

Maximum 10,700,000* shares of Class A Common Stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000,000 shares of Class A Common Stock ($10,000)

Company	Wireless 1 Apps Inc
Corporate Address	3215 Stellhorn Rd, Fort Wayne, IN 46815
Description of Business	Mobile App and OTT Channel Developer
Type of Security Offered	Class A Common Stock
Purchase Price of Security Offered	$.01
Minimum Investment Amount (per investor)	$150

Perks

$300 — If you invest $300, you will receive a $300 discount certificate that can be applied to any service we offer.

$500 — If you invest $500, you will receive a $500 discount certificate that can be applied to any service we offer.

$1,000 — If you invest $1,000, you will receive a $300 discount certificate that can be applied to any service we offer.

$5,000 — If you invest $5,000, you will receive a $300 discount certificate that can be applied to any service we offer.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Wireless 1 Apps Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10,000 shares of Class A Common Stock at $0.01 / share, you will receive 1,000 Class A Common Stock bonus shares, meaning you'll own 11,000 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Founded in 2010, as Wireless1Marketing Group LLC, we reestablished in 2016 as Wireless 1 App Inc, to provide a new, clearer branded and innovative role in the Mobile and Streaming Television Over-The-Top channel app technology market. The company began marketing turn-key Mobile engagement app solutions to broadcast media, faith-based organizations, entertainers and elected officials. Wanting to directly engage their increasing growing mobile audience, members and fans.

Wireless 1 Apps Inc. is a privately held Indiana C-Corporation, with principal offices located in Fort Wayne Indiana, in the Northeast Indiana Innovation Center complex. This facility serves as an administration and development facility. It includes development offices, a conference room, a training center, and a reception area. This facility was selected as the Head Headquarters office for it Midwest strategic location. With the additional funding, the company plans to open regional sales offices in Los Angels California, Atlanta Georgia and New York.

Company History

Wireless 1 Apps Inc provides its clients with the necessary tools to maximize their

engagement with their base directly on mobile devices and televisions. These include Mobile App based technologies, Streaming Television broadcast-based technologies, Streaming Radio broadcast-based technologies, Over-The-Top connected TV technologies and other services that are critical to a client's operations. Wireless 1 Apps Inc. also provides remote support in maintaining networks and software for customers as needed.

In today's world, companies, organizations and entertainers that must reach the people they serve, need mobile and television presents, to increase growth. Wireless 1 Apps works with them developing, turn-key branded highly featured mobile apps with live video and/or audio streaming service, virtual television broadcasting channels, virtual radio broadcasting channels and other specific to industry functionality. Wireless 1 Apps Inc years of value innovation focus allows us to provide a cost-effective solution.

Sales, Supply Chain, & Customer Base

Wireless 1 Apps Inc will use a direct sales force, relationship selling, subcontractors, direct marketing, and Internet marketing to reach its markets. These channels are most appropriate because they utilize the quickest path and time to the market place, reduced capital requirements, fast access to established distribution channels, and best of processes for relationship building. Sales and distribution are made by/through strategic alliances and partners.

Wireless 1 Apps Inc's current customer base of over 350 clients will be the focus of immediate growth by establishing programs that offer incentive for referrals and addon.

Competition

We feel that we are in a blue ocean position in the market where we've broken away from the traditional mobile app industry and moved, into an area, where we've adjusted to the increasingly evolving streaming industry, that Amazon, Roku and Apple TV companies have created in the recent years. However, we also feel that as a first mover, we do not want to give companies that provide similar services independently, to pivot or move to a position that will interfere with our planned market growth.

Wireless 1 Apps Inc believes that to continue to stay ahead of any competitors it must define its vision; to be a mobile and television engagement solutions provider, developing new and innovative streaming mobile and television applications and become an ally to its clients in this diverse field. The company offers various benefits including:

- Lead with the best products and services in the industry that are specifically designed for people and organizations that must reach their base where they are.
- High quality service and support

The solutions provided by Wireless 1 Apps Inc require serious technical knowledge and experience to develop. Many competitors only sell a single level app services or streaming services versus a value innovated complete solution.

Wireless 1 Apps Inc. keeps a close watch on the technological advances that take place in the industry so that it can effectively implement its solutions. The company will send representatives to regional and national seminars and offers training programs for its staff. All this is done to ensure Wireless 1 Apps Inc becomes the leading provider of our industry solutions. Wireless 1 Apps Inc believes in passing cost savings on to its customers.

Liabilities and Litigation

The company has no outstanding liabilities or pending litigation.

The team

Officers and directors

Simon Bray Jr	President, CEO, & Director

Simon Bray Jr
Simon Bray Jr is the Founder/CEO for Wireless 1 Apps Inc. formerly Wireless 1 Marketing Group LLC, which was established in 2010. Simon Bray Jr has over 29 years experience in telecommunications, mobile, internet and streaming technology. His company ownership background spans across, Paging, VoIP, ISP Services, Audio & Video Streaming and Mobile and Connected TV Apps Development. He is also currently the full-time President of Streaming Television Inc a local streaming television network that provides a streaming television platform for cities across the USA. In 1991 Simon established Tel Tech Paging in GA, which was acquired by a larger paging carrier in 1998. He then relocated to Indiana where he established a local phone company, which was acquired in 2003. In 2004, Simon and another partner established a Telecom and Internet Service Provider company in Chad Africa, to address the growing demand for modern communication networks in that country. After 6 years of international business activities, he decided to shift business focus back to the America. He established Wireless 1 Marketing Group LLC in 2009 a mobile app development and mobile engagement training company, where until 2016 he held the position as Managing Partner as Wireless 1 Marketing Group LLC. which was merged with Wireless 1 Apps Inc. where he became the President. Simon uses his knowledge to expand the awareness of how important mobile and home television engagement is to the growth and stability of our local communities, which he feels will eventually extend to the state, national and global level. Simon is dedicated to empowering government leaders, business owners and organization leaders, with tools and services. That will help them connect directly with their community, customers, clients or members. To ensure that there will not be any technological

block or limiting of the flow of information to the masses.

Number of Employees: 4

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Investing in a company in general is a financial risk.** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Company's Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Limited transferability of stock offered.** Each investor agrees that it will acquire the company's Class A Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of the company's common stock. No public market exists for the company's Class B Common Stock and no market is currently expected to develop.
- **Company's business projections are only estimates.** Any projection or forward looking statements regarding Company's anticipated financial performance are hypothetical and are based on Company's best estimate of the probable results of our operation. These projections will be based on assumptions which Company believes are reasonable. Actual results will likely vary from such projections and any projected results cannot be guaranteed. Company will only succeed (and you will only make money) if there is sufficient demand for this product, people believe it is a valuable product, and Company has priced its product at a level that allows Company to make a profit and still attract future consumers.
- **No voting rights for Class A Common Stock.** The offering is for shares of Class A Common stock that has no voting rights. Investors should be aware that while they are receiving equity in exchange for their investment, the shares offered do not grant the holder any voting rights in the company or the right to influence business decisions. You are buying Class A Common Shares that do not not have voting rights, as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.
- **There may be potential competitors who are better positioned than we are to**

take the majority of the market. While we believe we provide a valuable comprehensive service, there exists a possibility that other competitors will be able to affect our sales and provide comparable services to a larger share of the market. Potential customers may decide to use another comparable service provider to create their applications, which is not a reflection of our ability to provide excellent service and application development.

- **Even with your investment, our company may not be able to generate higher revenue.** Our company is offering stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds, sought, it may need to find other sources of funding to meet its operation costs.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **The potential market for our services is characterized by changing customer demands, rapidly changing technology, and evolving industry standards, and** The Company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Simon Bray Jr., 100.0% ownership, Class C Common Stock

Classes of securities

- Class A Common Stock: 0

The Company is authorized to issue up to 200,000,000 shares of Class A Common Stock. There are a total of 0 shares currently outstanding.

Voting Rights

The holders of Company's Class A Common Stock, par value $.01 per share, are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Holders of our Class A Common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

If we do declare payment of dividends, subject to preferences that may be granted to any then outstanding Class A, Class B, Class C Common stock, holders of shares of Class A Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class A Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class A Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Class B, Class C, and Class A Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A, Class B, or Class C Common Shares and any additional classes that we may designate in the future.

- Class B Common Stock: 0

The Company is authorized to issue up to 100,000,000 shares of common stock.

There are a total of 0 shares currently outstanding.

Voting Rights

The holders of shares of the Company's Class B Common Stock, par value $.000 per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of our Class B Common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

If we do declare payment of dividends, subject to preferences that may be granted to any then outstanding Class A, Class B, and Class C Common stock, holders of shares of Class B Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class B Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class A Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Class B, Class C, and Class A Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A, Class B, or Class C Common Shares

and any additional classes that we may designate in the future.

- Class C Common Stock: 100,000,000

The Company is authorized to issue up to 200,000,000 shares of common stock. There are a total of 100,000,000 shares currently outstanding.

Voting Rights

The holders of shares of the Company's Class C Common Stock, par value $.010 per share, are entitled to two votes for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of our Class C Common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

If we do declare payment of dividends, subject to preferences that may be granted to any then outstanding Class A, Class B, and Class C Common stock, holders of shares of Class C Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class B Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class C Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Class B, Class C, and Class A Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class C Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A, Class B, or Class C Common Shares and any additional classes that we may designate in the future.

What it means to be a Minority Holder

As a holder of Class A Common Stock, you will have no voting rights. Holders of Class A Common stock will have a minority interest in the Company and control of the company will be with the CEO/Founder of the company. A minority interest holder will have limited ability, if at all, to influence our policies or any other corporate matters, including, but not limited to, the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The type of dilution that hurts early-stage investors mostly occurs when the company

sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We formed Wireless 1 Apps Inc, in April of 2016 to focus on Over The Top (OTT) television streaming technology of Amazon Fire TV, Roku, and Apple TV we adopted a strategic word of mouth client acquisition plan to build a base of clients that would allow us, to conduct our research and development of our solutions in an active marketplace. We are now ready to expand our client base and introduce our services across the United States and Canada.

The past years allowed us to position the company in the market with loyal affiliate partners, as well as a strong client base that represents our key target markets
 Beginning January 2018 we executed our plans for market growth for services in the area of the streaming television channel development and the new progressive web at technology. Because of this, we feel that we will are able to have aggressive sustainable growth over the next foreseeable future.

We are projecting that the local television channel owners and local public access TV

channel organizations will have to move their channels content into the streaming television OTT platforms in order to keep their content in front of their targeted viewing audience. We have positioned our company on a hyper-local level to service this market across all cities in the United States.

Financial Milestones

The company generates revenue by providing Mobile Apps and Over The Top (OTT) streaming television channel development services across the United States and Canada. Sales revenue for 2016 were $42,843.00 and $55,765.23 for 2017. The company cost of sales includes development and network streaming bandwidth cost which was $22,820.60 for 2016 and $26,645.48 for 2017.

With greater brand recognition as well as a value innovation market message. We believe that if we raise the minimum amount we will be able to place a digital marketing campaign in the largest market, where our strongest affiliate partner is located. This will allow us to generate revenue to expand our campaigns.

 We plan to use profits from the 2018 revenue to launch our second funding round during the first quarter of 2019 to raise up to $1,070,000 to expand our presence in Canada, United Kingdom, Austria, India, Japan and counties in Africa.

Liquidity and Capital Resources

Since its inception in 2016, the Company has not conducted any funding rounds. The Company is seeking to raise up to $107,000 through Reg CF crowdfunding by issuing common share pursuant to title lll of the Jobs Act of 2012.

With the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, to conduct a price sensitivity test and to fund working capital. See "Use of Proceeds" below. The Company believes that the fund from this offering will enable it to fund operations through 2018, when, based on current assumptions, it expects to reach profitability.

Indebtedness

The company has no indebtedness.

Recent offerings of securities

None

Valuation

$1,000,000.00

We have undertaken efforts to produce a valuation of the Company by using the Equidam Valuation Platform. The price of the shares reflects the opinion of the DCF

with LTG Methods which is $1,200,71 we round the valuation to $1,000,000.00 for our offering. The DCF with terminal growth (DCF with LTG) model is one of the most used models to value public companies. This method assumes that the company is going to survive at a steady and constant growth rate. The growth rate applied is based on the industry of belonging. The Equidam methodology, however, applies two important additional features: 1. The annual cash flows are estimated by the Equidam algorithm and are weighted according to the country-specific survival rate for companies. 2. The calculated present value is further discounted by applying an illiquidity discount to account for the fact that the sale of the equity stake is likely to happen on the private market. As a consequence, investors need a higher return. The illiquidity discount is estimated according to the work of academic researchers.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (8% total fee)	$800	$8560
Net Proceeds	$9,200	$98,440
Use of Net Proceeds:		
R&D & Production	$0	$24,000
Marketing	$4,000	$25,000
Working Capital	$3,200	$17,440
Office Expansion	$2,100	$10,000
Streaming Network Expansion	$0	$22,000
Total Use of Net Proceeds	$9,200	$98,440

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding,

with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 8% on all funds raised. We will pay Start Engine $800 if we only raise the minimum target amount and $8,560 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of what we need to cover 2018 market awareness campaigns and client base expansion.

We will use the proceeds allotted towards marketing to spread the word about us with paid advertisements. We will focus our marketing activity across the City markets that we have established client bases.

We will use the proceeds allotted towards R&D Production, to advance our streaming playout software with API and AI functionality. This will allow our core systems to talk to each other.

We will use the proceeds allotted towards Office Expansion to add a USA customer support office for the additional client support team. The funds will cover the computers, workstations and office furniture.

We will use the proceeds allotted towards Streaming Network Expansion, to expand the streaming bandwidth capacity of our CDN network. This will allow expanding our services to clients with larger streaming audiences.

We will use the allocated working capital to cover any unforeseen expenses to ensure that we will have liquidity over the 90-day window we forecast it will take to see our expansion and marketing activity revenue increase.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://wireless1apps.com/ in a section that will be labeled "annual report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Wireless 1 Apps Inc.

[See attached]

I, Simon Bray Jr, the President of Wireless 1 Apps Inc, hereby certify that the financial statements of Wireless 1 Apps Inc. and notes thereto for the periods ending 01/01/2016 and 12/31/2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns are not yet available and will be available before the go live date.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the May 5th, 2018.



President

May 5, 2018

Wireless1apps

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE
YEARS ENDED
December 31, 2017 and 2016

Wireless1apps
Index to Financial Statements
(unaudited)

WIRELESS1APPS INC.
BALANCE SHEETS
as of DECEMBER 31, 2017 AND 2016
(unaudited)

	As of Dec 31, 2017	As of Dec 31, 2016
ASSETS		
Current Assets		
Bank Accounts		
Checking		
PayPal	$339.78	-$712.83
Savings	$0.00	$0.00
Total Bank Accounts	**$339.78**	**-$712.83**
Accounts Receivable		
Accounts Receivable	$217.54	$238.73
Total Accounts Receivable	**$217.54**	**$238.73**
Total Current Assets	**$557.32**	**-$474.10**
TOTAL ASSETS	**$557.32**	**-$474.10**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	$0.00	$0.00
Total Accounts Payable	**$0.00**	**$0.00**
Other Current Liabilities		
PayPal Loan	$0.00	$1,951.00
Total Other Current Liabilities	**$0.00**	**$1,951.00**
Total Current Liabilities	**$0.00**	**$1,951.00**
Total Liabilities	**$0.00**	**$1,951.00**
Equity		
Owner's Investment	$24,000.00	$24,000.00
Owner's Draw	-$48,071.19	-$41,865.15
Retained Earnings	$15,440.05	$5,059.30
Net Income	$9,188.46	$10,380.75
Total Equity	**$557.32**	**-$2,425.10**
TOTAL LIABILITIES AND EQUITY	**$557.32**	**-$474.10**

WIRELESS1APPS INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Jan - Dec 2017	Jan - Dec 2016
Income		
Revenue		
Sales	55,278.11	42,645.05
Other income - bonus cash back	487.12	197.95
Total Income	**$55,765.23**	**$42,843.00**
Cost of Goods Sold		
Hosting	9,472.09	11,166.66
PayPal Fees	2,260.15	1,136.65
Streaming	17,387.51	7,719.09
Total Cost of Goods Sold	**$29,119.75**	**$20,022.40**
Gross Profit	**$26,645.48**	**$22,820.60**
Expenses		
Advertising	2,028.96	934.90
Auto Repairs	166.91	83.56
Auto: Gas	70.45	2.55
Computer Equipment	1,863.87	
Conference Fees	2,228.35	957.00
Contractors and freelancers	3,206.05	1,229.61
Donations	10.00	
Meals & entertainment	247.84	81.11
Office Supplies	1,585.49	281.06
Software	5,414.81	8,212.79
Telecom Expense	294.55	312.19
Travel	289.55	23.71
Utilities	50.19	321.37
Total Expenses	**$17,457.02**	**$12,439.85**
Net Operating Income	**$9,188.46**	**$10,380.75**
Other Income		
Interest Income		
Total Other Income	**$0.00**	**$0.00**
Net Other Income	**$0.00**	**$0.00**
Net Income	**$9,188.46**	**$10,380.75**

WIRELESS1APPS INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Common Stock		Retained Earnings	Stockholders' Equity
	Shares	Amount		
beginning balance			5,059.30	
12/31/2016			15,400.05	
12/31/2017			20,459.35	
balance, end of period	0	$0.00	$20,459.35	$557.32

*note - 100,000,0000 Class C Common Stock were issued on 5/2/18


WIRELESS1APPS INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)


	Jan - Dec 2017	Jan - Dec 2016
OPERATING ACTIVITIES		
Net Income	$9,188.46	$10,380.75
Adjustments to reconcile Net Income to Net Cash provided by operations:		
accounts receivable	-$21.19	$238.73
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$21.19	$238.73
Net cash provided by operating activities	$9,167.27	$10,619.48
FINANCING ACTIVITIES		
Loan Repayment	-$1,951.00	-$5,736.00
Net cash provided by investing activities	-$1,951.00	-$5,736.00
INVESTING ACTIVITIES		
Owners' Draw	-$6,163.66	-$5,596.31
Net cash provided by investing activities	-$6,163.66	-$5,596.31
Net cash increase for period	$1,052.61	-$712.83

NOTE 1 – NATURE OF OPERATIONS

Wireless1apps Inc. was formed on May 10, 2016 ("Inception") in the State of Georgia and moved to the state of Indiana. The financial statements of Wireless1apps Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Fort Wayne Indiana.

Wireless1apps Inc. builds Native Mobile Apps, Progressive Web Apps, Connected TV Streaming Channel Apps for Amazon Fire TV, Roku, Apple TV and Samsung Smart TV.

Wireless 1 Apps Inc. operations was reestablished by Simon Bray is Founder, President and CEO. Simon Bray initially launched the Mobile Apps development operations in August 6th, 2010 as Wireless1Marketing Group. There were no assets or IP owned by Wireless1Marketing Group LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Indiana state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has not debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 200,000,000 shares of our class A common stock with par value of $0.01. As of May 5th 2018 the company has currently issued 100,000,000 shares of our class C common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through May 15, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Wireless 1 Apps Inc is pending **StartEngine Approval.**

0

Investors

$0.00

Raised of $10K - $107K goal

♡

Wireless 1 Apps Inc
Mobile App and OTT Channel Developer
● Small OPO   🏠 Fort Wayne, IN   🏷 Film & Video
🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Allowing Businesses, Organizations and Entertainers to Engage and Connect

Invest in Wireless 1 Apps

Our mission is to provide solutions to businesses, organizations, and entertainers that will allow them to engage their base across all mobile and connected television devices. This will allow them to effectively connect and inform their base, all the while building and collecting new followers.

We've been in the market a long time and have been building these mobile engagement apps with the focus mostly on the areas where individuals need to communicate with a large base. Over the years our growth has been completely organic -- growing through affiliates and word of mouth. We've worked on behalf of organizations like church groups where a pastor wants to engage with his or her congregation, elected officials who need to reach his or her constituents and many

We provide access to the world of mobile devices for any and all business, organization or entertainer that is looking to build their brand and get their message heard. **Wireless 1 Apps has allowed people and businesses to reach audiences en masse in a way they never thought possible.**

With expanding technology, we are expanding too. We are now focusing our attention on streaming video and audio services, making apps for services like Amazon Firestick, Roku, and AppleTV. **Wireless 1 Apps is expanding its horizons, so our clients can expand theirs as well.**



The Offering

Investment

$0.01/Share of Class A Common Stock | When you invest you are betting the company's future value will exceed $1.1M.

Perks

$300 — If you invest $300, you will receive a $300 discount certificate that can be applied to any service we offer.

$500 — If you invest $500, you will receive a $500 discount certificate that can be applied to any service we offer.

$1,000 — If you invest $1,000, you will receive a $300 discount certificate that can be applied to any service we offer.

$5,000 — If you invest $5,000, you will receive a $300 discount certificate that can be applied to any service we offer.

**All perks occur after the offering is completed.*



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Providing innovative mobile and connected television solutions

---

What We've Accomplished So Far

We have over two hundred Mobile apps in the Android and iTunes App Store, as well as over one hundred streaming channels for the Amazon Fire TV and forty-five channels for Roku devices.

We have created countless mobile apps and websites for companies over the years, boasting an impressive two-week turnaround.

We have established ourselves pretty strongly in faith-based, political and entertainment spaces in LA, Vegas and throughout the country.



STLR Media
WSMK Radio
Rollga
Toledo Hemp
Rep Yo City
WBGR Network

Our Products

For years, we've been building mobile apps and progressive web apps for clients who are trying to reach people where they are. When a client comes to us, they won't just get the mobile app. They will get a desktop and mobile web browser where they can maintain their domain name.

The client will be able to go to their portal and upload videos, monitor their analytics and users and tweak to their liking. Everything is fully customizable.

To meet a changing an ever-changing market and client demands, we have opened ourselves up to more than just app building, with our Virtual TV Solution.





VIRTUAL TV PLATFORM
amazon fireTV
Roku TV
tv

Virtual TV Solution

Our Virtual TV Solution is geared to someone in a media-based industry who is trying to launch their own independent streaming channel. Here at **Wireless 1 Apps, we now create apps compatible with Amazon Fire Stick, Roku, and Apple TV.**

In essence, through the app, clients can create their own TV channel, or audio-based channel similar to a podcast. This can take the form of a streaming show, or clients can upload a library of past recordings so viewers can browse at their leisure.

Because of the amount of cord cutting going on, people are switching over to services like Apple TV, Fire Stick, and Roku as their primary source of entertainment viewing. Here at Wireless1, we are ready to capitalize on that market turn help clients. Our Virtual TV Station is a fully featured video streaming, cloud-based server, and playlist solution, that includes an easy to use web-based administration control panel and easy playlist

system, that allows you to schedule and automate your online TV station.

How Our Products Are Different







Mobile App

Mobile Apps are now available and affordable for any business, organization or professional. Imagine your organization having it's own Mobile App that can be downloaded by your customers, clients, or members from the Apple Store or Android Marketplace.

Our Enterprise App Builder allows our team to build you a professional mobile app that you can manage or we manage for you. Your mobile app will have powerful features that will allow you to promote products, events, services and more!

Live Streaming

You can count on Wireless1 to deliver high availability turnkey audio and video streaming services for your company or organization. Our professionals will work with you to develop the perfect solution to meet your Streaming needs today while positioning you to easily expand for tomorrow. Our customers are our partners. We are only successful if they are. Stream audio or video live or on demand to any screen.

Wireless1 also builds, hosts and manages streaming media applications for iPhone, iPad, Android Phones, Tablets, Roku, Google TV, and Samsung Smart TV. We provide affordable stream hosting and cloud video storage your organization can rely on.

Video/Audio Broadcasting

Video/Audio Broadcasting is all about listeners or viewers, and our service gives the easiest listening or viewing experience yet!

Use the audio medium to reach and connect to your base in a way you never thought possible. Create a backlog of podcasts, so your listeners can click through and engage with you whenever they want.

Reach people on their commute to work, while they're at the gym, as they're doing housework. The ease and mobility of podcasts could be the perfect form for you. Don't underestimate the power of podcasting.

Our Market and Industry



iPhone and Android phones have taken the world by storm largely because of the apps that users are able to download and use on their phone. They provide instant information and provide customers with a direct way to contact a business from their iPhone or Android device.

With our solutions, you can engage, inform, and impress your customers. We also provide solutions that are specifically designed to help build brand loyalty and create frequent buyers.

With our streaming service in particular, you can build and engage with your base faster and on a more personal level than ever before. They can invite you into their living room any day of the week.



What Makes Our Team Special



We have a team of dedicated people that love what we do. What drives us the most is the excitement that we bring to our clients businesses and organizations, which directly impacts their future in very positive way.

Through our engagement in the world of mobile apps and streaming apps, we have honed our skills and become better and faster than ever before.

With years of experience to bolster us, we are ready to delve into the next chapter of Wireless1 and bring forth an entirely new demographic of clients who are eager to partner with us and continue to build their brand.

Invest in Wireless 1 Apps!

Wireless 1 Apps is the ideal solution for small businesses looking to create brand loyalty and frequent buyers.

Wireless 1 Streaming is the Streaming Media Solutions Provider you can count on to deliver high availability turnkey audio and video streaming services for your company or organization, quickly send your video content to all major streaming devices, like Apple TV, Amazon Fire, Roku, and Mobile.

Our professionals will work with you to develop the perfect solution to meet your Streaming TV Channel needs today while positioning you to easily expand for tomorrow. Our customers are our partners. We are only successful if they are. Stream audio or video live or on demand to any screen. We provide affordable stream hosting and cloud video storage your organization can rely on.



Step Into The Future with Wireless 1 Apps



Amazon Fire TV Stick/Box



Roku TV Stick/Box



Apple TV Box



Android Devices



iPhone/iPad Devices



Laptop/Desktop Computers



Launched As Reorganized Company!

We relaunched the



Reached the 40 + Channels Developed For Roku TV



Current





June 2016
~~We relaunched the~~ company under new Wireless 1 Apps Inc organization, which was previously operating as Wireless 1 Marketing Group LLC.

July 2017
Reach 100 + Channels Developed For Amazon Fire TV

We reached the 100 channel point of channels we developed for clients on the Amazon Fire TV platform

July 2017
~~Roku TV~~
We reached the 40 channel point of channels we developed for clients on the Roku platform

August 2017
Launched Our Apple TV Channel Development Services

We added Apple TV channel development to our connected TV service offering.

June 2018
Customer Marketing Campaign Launch

July 2018
Launched on StartEngine

Now YOU can own a part of our company!

July 2018
Launch of Live Streaming Branded App

(ANTICIPATED)

Meet Our Team



Simon Bray Jr
President, CEO, & Director

Simon Bray Jr is the Founder/CEO for Wireless 1 Apps Inc. formerly Wireless 1 Marketing Group LLC, which was established in 2010.   Simon Bray Jr has over 29 years experience in telecommunications, mobile, internet and streaming technology. His company ownership background spans across, Paging, VoIP, ISP Services, Audio & Video Streaming and Mobile and Connected TV Apps Development. He is also currently the full-time President of Streaming Television Inc a local streaming television network that provides a streaming television platform for cities across the USA. In 1991 Simon established Tel Tech Paging in GA, which was acquired by a larger paging carrier in 1998. He then relocated to Indiana where he established a local phone company, which was acquired in 2003. In 2004, Simon and another partner established a Telecom and Internet Service Provider company in Chad Africa, to address the growing demand for modern communication networks in that country. After 6 years of international business activities, he decided to shift business focus back to the America. He established Wireless 1 Marketing Group LLC in 2009 a mobile app development and mobile engagement training company, where until 2016 he held the position as Managing Partner as Wireless 1 Marketing Group LLC. which was merged with Wireless 1 Apps Inc. where he became the President. Simon uses his knowledge to expand the awareness of how important mobile and home television engagement is to the growth and stability of our local communities, which

he feels will eventually extend to the state, national and global level. Simon is dedicated to empowering government leaders, business owners and organization leaders, with tools and services. That will help them connect directly with their community, customers, clients or members. To ensure that there will not be any technological block or limiting of the flow of information to the masses.





Pankaj Adhikari
Lead Developer
Pankaj is a Lead Developer at Wireless 1 Apps.

Offering Summary

The Offering

Maximum 10,700,000* shares of Class A Common Stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000,000 shares of Class A Common Stock ($10,000)

Company	Wireless 1 Apps Inc
Corporate Address	3215 Stellhorn Rd, Fort Wayne, IN 46815
Description of Business	Mobile App and OTT Channel Developer
Type of Security Offered	Class A Common Stock
Purchase Price of Security Offered	$.01
Minimum Investment Amount (per investor)	$150

Perks

$300 — If you invest $300, you will receive a $300 discount certificate that can be applied to any service we offer.

$500 — If you invest $500, you will receive a $500 discount certificate that can be applied to any service we offer.

$1,000 — If you invest $1,000, you will receive a $300 discount certificate that can be applied to any service we offer.

$5,000 — If you invest $5,000, you will receive a $300 discount certificate that can be applied to any service we offer.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Wireless 1 Apps Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10,000 shares of Class A Common Stock at $0.01 / share, you will receive 1,000 Class A Common Stock bonus shares, meaning you'll own 11,000 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or

adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Wireless 1 Apps Inc to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

APPROVED AND FILED
CONNIE LAWSON
INDIANA SECRETARY OF STATE
05/22/2018 09:00 AM

ARTICLES OF AMENDMENT

ARTICLE I - NAME AND PRINCIPAL OFFICE ADDRESS

BUSINESS ID	201804101251166
BUSINESS TYPE	Domestic For-Profit Corporation
BUSINESS NAME	WIRELESS 1 APPS INC
PRINCIPAL OFFICE ADDRESS	3215 Stellhorn Rd, Fort Wayne, IN, 46815, USA
DATE AMENDMENT WAS ADOPTED	05/21/2018

EFFECTIVE DATE

EFFECTIVE DATE	05/21/2018
EFFECTIVE TIME	09:31PM

ARTICLE I - GENERAL INFORMATION

DATE OF ADOPTION	05/21/2018
MANNER OF ADOPTION AND VOTE	

This amendment was adopted by the Board of Directors or incorporators and shareholder action was not required.

APPROVED AND FILED
CONNIE LAWSON
INDIANA SECRETARY OF STATE
05/22/2018 09:00 AM

SIGNATURE

THE MANNER OF THE ADOPTION OF THE ARTICLES OF BUSINESS AMENDMENT AND THE VOTE BY WHICH THEY WERE ADOPTED CONSTITUTE FULL LEGAL COMPLIANCE WITH THE PROVISIONS OF THE ACT, THE ARTICLES OF INCORPORATION, AND THE BYLAWS OF THE CORPORATION.

THE UNDERSIGNED OFFICER OF THIS CORPORATION EXISTING PURSUANT TO THE PROVISIONS OF THE INDIANA BUSINESS CORPORATION LAW DESIRES TO GIVE NOTICE OF CORPORATE ACTION EFFECTUATING BUSINESS AMENDMENT OF CERTAIN PROVISIONS OF ITS ARTICLES OF INCORPORATION.

IN WITNESS WHEREOF, THE UNDERSIGNED HEREBY VERIFIES, SUBJECT TO THE PENALTIES OF PERJURY, THAT THE STATEMENTS CONTAINED HEREIN ARE TRUE, THIS DAY **May 21**, **2018.**

SIGNATURE   Simon Bray Jr

TITLE   President

Business ID : 201804101251166
Filing No. :   7917359

APPROVED AND FILED
CONNIE LAWSON
INDIANA SECRETARY OF STATE
05/22/2018 09:01 AM

ARTICLES OF INCORPORATION
OF
WIRELESS 1 APPS INC

AN INDIANA CORPORATION

Pursuant to Indiana Business Corporation Law (Indiana Code 23-1-21-2 et seq.) or the corresponding section of any future law of this state, the undersigned Indiana for-profit corporation submits the following Articles of Incorporation for filing.

ARTICLE 1
Name

The exact name of the corporation is **WIRELESS 1 APPS INC.**

ARTICLE 2
Corporate Address

The street and mailing address of the corporation's principal registered office is 3215 Stellhorn Rd, Fort Wayne, Indiana 46815.

ARTICLE 3
Purpose

This corporation is organized for the purposes of transacting any and all lawful business for which corporations may be incorporated under state law.

ARTICLE 4
Registered Agent

APPROVED AND FILED
CONNIE LAWSON
INDIANA SECRETARY OF STATE
05/22/2018 09:01 AM

1. The name of the initial registered agent is Simon Bray Jr.

2. The address of the initial registered agent is 3215 Stellhorn Rd, Fort Wayne, Indiana 46815.

ARTICLE 5
Email Address

The business email address is simon@wireless1apps.com.

ARTICLE 6
Duration

The corporation will exist for a perpetual duration.

ARTICLE 7
Shares

The corporation is authorized to issue the following classes of shares:

1. **Class A Common Stock**

   a. The corporation is authorized to issue up to 200,000,000 shares of this share class.

   b. The par value of each share in this share class is $0.010.

   c. Voting Rights The holders of Company's Class A Common Stock, par value $.01 per share, are not entitled to vote on any matter except as required under applicable law. Dividend Rights Holders of our Class A Common stock are entitled to receive dividends if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future. If we do declare payment of dividends, subject to preferences that may be granted to any then outstanding Class A, Class B, Class C Common stock, holders of shares of Class A Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as

APPROVED AND FILED
CONNIE LAWSON
INDIANA SECRETARY OF STATE
05/22/2018 09:01 AM

well as any distribution to the shareholders. The payment of dividends on the Class A Common Stock will be a business decision to be made by the Board from time-based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class A Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Class B, Class C, and Class A Common Stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A, Class B, or Class C Common Shares and any additional classes that we may designate in the future.

d. The board of directors, within any limits and restrictions stated, may determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued class or series of any class of shares.

2. Class B Common Stock

a. The corporation is authorized to issue up to 100,000,000 shares of this share class.

b. The par value of each share in this share class is $0.000.

c. Voting Rights The holders of shares of the Company's Class B Common Stock, par value $.000 per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Dividend Rights Holders of our Class B Common stock are entitled to receive dividends if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future. If we do declare payment of dividends, subject to preferences that may be granted to any then outstanding Class A, Class B, and Class C Common stock, holders of shares of Class B Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class B Common Stock will be a business decision to be made by the Board from time-based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has

APPROVED AND FILED
CONNIE LAWSON
INDIANA SECRETARY OF STATE
05/22/2018 09:01 AM

never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class A Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Class B, Class C, and Class A Common Stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A, Class B, or Class C Common Shares and any additional classes that we may designate in the future.

d. The board of directors, within any limits and restrictions stated, may determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued class or series of any class of shares.

3. Class C Common Stock

a. The corporation is authorized to issue up to 200,000,000 shares of this share class.

b. The par value of each share in this share class is $0.010.

c. Voting Rights The holders of shares of the Company's Class C Common Stock, par value $.010 per share, are entitled to two votes for each share held of record on all matters submitted to a vote of the shareholders. Dividend Rights Holders of our Class C Common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future. If we do declare payment of dividends, subject to preferences that may be granted to any then outstanding Class A, Class B, and Class C Common stock, holders of shares of Class C Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class B Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class C Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Class B, Class C, and Class A Common

APPROVED AND FILED
CONNIE LAWSON
INDIANA SECRETARY OF STATE
05/22/2018 09:01 AM

Stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Class C Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A, Class B, or Class C Common Shares and any additional classes that we may designate in the future.

d. The board of directors, within any limits and restrictions stated, may determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued class or series of any class of shares.

ARTICLE 8
Number of Directors

There is one authorized initial director of the corporation. The number may be increased or decreased pursuant to the bylaws of the corporation.

ARTICLE 9
Initial Directors

1. Simon Bray Jr, an initial director of the corporation, is located at 3821 Fernbank Dr, Fort Wayne, Indiana 46815.

ARTICLE 10
Limitation of Director and Officer Liability

To the fullest extent that state law permits the limitation or elimination of personal liability of directors and officers, a director or officer of the corporation has no liability to the corporation or its shareholders for monetary damages for his or her acts or omissions as a director or officer. Any future changes in state law will not adversely affect any right or protection of a director or officer of the corporation for, or with respect to, any acts or omissions occurring prior to such change.

The undersigned Incorporator of Wireless 1 Apps Inc executed this Articles of Incorporation as of the date set forth below:

APPROVED AND FILED
CONNIE LAWSON
INDIANA SECRETARY OF STATE
05/22/2018 09:01 AM

Simon Bray Jr
Simon Bray Jr, President
3821 Fernbank Dr
Fort Wayne, Indiana 46815

05/21/2018
Date